

May 8, 2013

Carlos Espinosa
CME Realty, Inc.
10300 W. Charleston Blvd., Suite 213
Las Vegas, NV 89135

Re: CME Realty, Inc.
Registration Statement on Form S-1
Filed April 11, 2013
File No. 333-187855

Dear Mr. Espinosa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

We note your disclosure on page 3 that CME Realty is a development stage company that has only commenced minimal operations and has not generated any revenue. In addition, your business plan focuses on the design and development of your marketing materials and website, which does not appear to have started. You indicate that you plan to real estate services, including the listing and selling of real estate properties.

In view of the foregoing, it seems that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus, as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   In the forepart of the prospectus, please include an affirmative statement, if true, to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Prospectus Cover Page

4.   Please limit the disclosure on the cover page to information that is required under Item 501 of Regulation S-K or that is key to an investment decision. For example, please disclose elsewhere in the prospectus how the registrant will not utilize the Internet to advertise this offering and that Mr. Espinosa will distribute the prospectus at meetings with business associates and friends.

The Offering, page 5

5.   We refer to your disclosure that you may extend the offering up to an additional 180 days. Please include disclosure as to how you intend to alert investors that the offering will be extended if you elect to extend it.

Risk Factors, page 9

6.   Please revise your risk factors to discuss each risk as a separate risk factor. For example, in the first risk factor, the risk related to Mr. Espinosa's lack of public company experience appears to be a separate risk from the limited time that he will devote to the

registrant's business. Please revise accordingly. Please also revise the risk factor subheadings to describe succinctly the specific risks.

Description of Securities to be Registered, page 17

Preferred Stock, page 17

7.   We note your discussion of preferred stock, including that the board of directors may issue shares of preferred stock without any further vote or action by your stockholders. Since your Articles of Incorporation have not authorized any shares of preferred stock, please revise this disclosure to be consistent with your Articles of Incorporation or explain.

Use of Proceeds, page 13

8.   We note your disclosure on page 17 that you will incur $2,500 in escrow fees. This amount does not appear in your Use of Proceeds section. If you intend to use offering proceeds to pay the escrow fees, please include this item in the use of proceeds.

Dilution, page 14

9.   We note you define net book value as the amount that results from subtracting total liabilities from total assets. You also disclose that your net book value as of February 28, 2013 was $5,000. Given that the balance for total assets on your audited balance sheet was $5,000, it appears you have not subtracted total liabilities from total assets in determining net book value for disclosure purposes. Please clarify and/or revise. In addition, please provide to us your calculations of book value per share before and after your offering.

Business Overview, page 19

10.   We note that your primary business is to provide real estate services. Please clarify if and how you differ from a traditional real estate agent.

11.   Please include your website address with your next amendment.

12.   On pages 19 and 20, you refer to CME Real Estate rather than CME Realty. Please tell us if this is a related company.

13.   Please describe the relevant experience of Mr. Espinosa as it relates to the listing and selling of residential real estate. To the extent Mr. Espinosa does not have relevant experience, please so state and include appropriate risk factor disclosure.

Need for Any Governmental Approval of Products or Services, page 23

14.   Please discuss the regulation of your proposed real estate services and whether there are any licenses that the company or its employees will need to obtain.

Incorporation of Certain Information by Reference, page 33

15.   Please correct the SEC's address to 100 *F Street*, NE, Washington, DC 20549.

Item 17. Undertakings, page II-2

16.   Please include the undertaking set forth at Item 512(a)(5)(ii) or tell us why you believe you are not required to include this undertaking.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3575 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Joseph L. Pittera, Esq.